December 16, 2016

VIA EDGAR

Mr. Craig Arakawa
Accounting Branch Chief
Office of Beverages, Apparel and Mining
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, DC  20549

RE:       Healthways, Inc.
Form 10-K for the Year Ended December 31, 2015
Filed March 4, 2016
Forms 10-Q for Quarters Ended June 30, 2016 and September 30, 2016
File No. 000-19364

Dear Mr. Arakawa:

The following is a response to the comment letter dated November 22, 2016 (the "Comment Letter") issued by the staff of the Division of Corporation Finance (the "Staff") of the Securities and Exchange Commission (the "Commission") relating to the Healthways, Inc. (the "Company") Form 10-K for the year ended December 31, 2015 (the "2015 10-K") and Forms 10-Q for the quarters ended June 30, 2016 (the "June 30, 2016 10-Q") and September 30, 2016.  To facilitate your review, the Company has included in this letter the Staff's comments from the Comment Letter and has provided its responses immediately following such comments.

Form 10-K for the Year Ended December 31, 2015
Item 7.  Management's Discussion and Analysis of Financial Condition and Results of Operations, page 25
1.
We note that your comparative discussions of revenues and cost of services identifies multiple key variables as the primary reasons for the year to year changes in your operating results. We also note that your discussion does not provide any quantification of the impact of each of these variables. Please confirm that you will revise your discussion in future filings to quantify the impact that each material variable or factor referenced in your discussion had on your results of operations. Please provide your proposed disclosure for the years ended 2015 as compared to 2014 as part of your response. Refer to the guidance in SEC Release 33-8350 available on the SEC website at www.sec.gov/rules/interp/33-8350.htm.

Response to Comment 1:
We confirm to the Staff that we will include in future filings the quantification of factors, where material, that impact our results of operations.  We respectfully submit to the Staff that, based on our knowledge of our business, there may be instances, particularly within cost of services or other expenses, that we might disclose factors and/or trends we believe contribute to the direction of a fluctuation or trend but as to which it is difficult to quantify those factors to a level of certainty or specificity sufficient for us to disclose an amount.  To address the Staff's comment, including consideration of the guidance in SEC Release 33-8350 ("FR-72"), we supplementally provide revised disclosure of a comparison of our revenues and cost of services for 2015 compared to 2014.  We note that due to the sale of our total population health services business in July 2016, which is now reported as discontinued operations for all periods presented, we will revise the amounts and discussion below as appropriate in our Form 10-K for the year ending December 31, 2016.
•
Revenues for 2015 increased $28.4 million, or 3.8%, over 2014 primarily as a result of the following: an increase of $64.2 million due to both an increase in the number of members eligible to participate in our fitness solutions as well as an increase in the average participation per member in such solutions, an increase of $26.7 million due to contracts with new customers and ramping revenues under existing contracts, and a decrease of $64.9 million due to contract terminations.

•
Cost of services (excluding depreciation and amortization) as a percentage of revenues did not materially change from 2014 (80.6%) to 2015 (82.5%).   Overall, this slight increase is primarily attributable to the termination of certain contracts with higher than average margins and changes in the terms and structure of certain other contracts, offset by reduced technology platform support costs.

Liquidity and Capital Resources, page 29

2.	Please revise future filings to discuss changes in your cash flows from operating, investing and financing activities during all periods presented in your consolidated statement of cash flows.

Response to Comment 2:
We note the Staff's comment and, beginning with our Form 10-K for the year ending December 31, 2016, we will discuss material changes in cash flows from operating, investing and financing activities during all periods presented in our consolidated statement of cash flows.

Notes to Consolidated Financial Statements

k. Revenue Recognition, page 49

3.
Please provide a rollforward of the activity in your reserve for contractual allowances for performance related adjustments in the footnotes or in Schedule II for each period presented in your statement of operations, or alternatively provide us with your materiality assessment indicating why this disclosure is not required. Refer to Rules 5-04 and 12-09 of Regulation S-X.

Response to Comment 3:
The contractual allowance reserve amounts are shown below, as well as the percentage that each amount represents of total accounts receivable (gross), total current assets, and total assets at December 31, 2015 and 2014.

Description	Balance at December 31, 2015	Balance at December 31, 2014
Contractual allowance reserve	$1.8 million	$1.7 million

Total accounts receivable, gross	$110.7 million	$129.1 million
% of accounts receivable	1.6%	1.3%

Total current assets	$134.8 million	$162.7 million
% of current assets	1.3%	1.0%

Total assets	$717.0 million	$811.9 million
% of total assets	0.3%	0.2%

In addition, we evaluated the activity within the contractual allowance reserve for fiscal 2015, 2014, and 2013 and determined that the total charges/additions to the contractual allowance reserve and total write-offs/deductions to the contractual allowance reserve for each of 2015, 2014, and 2013 were less than 0.3% of consolidated revenues for any such year.  The majority of the reserve balance and the activity within these years pertained to the total population health services ("TPHS") business, which we sold in July 2016. At September 30, 2016, the contractual allowance reserve for the retained business equaled $59,000.

Based on the foregoing information and analysis, we do not consider the individual amounts or the change in amounts for each period presented to be material for disclosure in the footnotes to the financial statements or within Schedule II.  We will continue to evaluate the materiality of the contractual allowance reserve and activity therein for possible disclosure in future filings.

Form 10-Q for the Quarter Ended June 30, 2016

(6) Income Taxes, page 12

4.
We note that you determined it was necessary to increase your deferred tax asset valuation allowance by $9.8 million at December 31, 2015 due to the likelihood that a portion of U.S. deferred tax assets would not be realized. We also note during the six months ended June 30, 2016, you further increased your valuation allowance by $79.3 million on certain deferred tax assets in foreign, U.S. Federal and state jurisdictions. Based on the short period of time elapsing between the year-end financial statements and the second quarter Form 10-Q, please explain how management considered all of the available positive and negative evidence in modifying their judgment from the preceding year-end and determined that the valuation allowance required an increase at the end of the second quarter of 2016. In doing so, please provide us with your basis or rationale for significantly increasing your deferred tax asset valuation allowance during the six months ended June 30, 2016. Also, please specifically tell us how you considered the following factors in your determination of the deferred tax asset valuation allowance:

•	The impact of reduced ongoing operating costs related to the restructuring activities initiated beginning in the third quarter of fiscal 2015;
•
Tell us how the effect of the sale of the total population health services business, effective July 31, 2016, was considered as objective evidence to restore the company to profitability prior to the time that it actually becomes profitable. We refer you to the pro-forma operating results in the Form 8-K/A filed on September 9, 2016; and

•
Tell us how the carryforward periods may have impacted your determination, if at all. We note the Form 10-K for the year ended December 31, 2015 discloses on page 53 that $70.1 million in federal loss carryforwards expire between 2021 and 2035.

Response to Comment 4:
December 31, 2015 Valuation Allowance Assessment

In preparing our financial statements for the year ended December 31, 2015, we performed an assessment of the realizability of our deferred tax assets and accordingly considered the positive and negative evidence available at that time.  We concluded the negative evidence outweighed the positive evidence and recorded a valuation allowance at December 31, 2015 sufficient to cover the relevant deferred tax assets that were not offset by reversing temporary differences, which resulted in the $9.8 million increase in the deferred tax asset valuation allowance referred to in the Staff's comment.  The primary negative evidence that could not be overcome is the fact that as of December 31, 2015 the Company was in a three-year cumulative pretax loss position aggregating $59.4 million.  In addition, we forecasted losses for 2016 and beyond.  The forecast did include the impact of reduced operating costs from our restructuring plan initiated in the third quarter of 2015; such costs related primarily to the total population health services ("TPHS") business and were not sufficient to offset projected losses. We note the Company incurred (losses) / income before income tax of ($35.1) million, ($10.1) million, ($14.2) million, $14.7 million and ($142.3) million for the years ended December 31, 2015, 2014, 2013, 2012, and 2011, respectively.  In addition, the strategic decision to sell the TPHS business had not been reached as of the filing of our 2015 10-K, and thus our forecasts included the TPHS business.  We made the decision to sell the TPHS business in the second quarter of 2016 and reported it as a discontinued operation for the first time in our June 30, 2016 10-Q.  We sold the TPHS business effective as of July 31, 2016.

June 30, 2016 Valuation Allowance Assessment

The $79.3 million incremental valuation allowance we recorded during the six months ended June 30, 2016 was due to the increase in the deferred tax asset related to the net operating losses ("NOLs") incurred during the first half of 2016, largely as a result of the impairments recorded in connection with the reclassification of the TPHS business as discontinued operations. We again considered the positive and negative evidence, including the impact of the sale of the TPHS business, on our assessment of the realizability of deferred tax assets and concluded the negative evidence continued to outweigh the positive evidence.

Below is a discussion of the negative and positive evidence we considered in determining that a valuation allowance was needed as of June 30, 2016.  This discussion is followed by commentary supporting the subsequent release of that valuation allowance in the third quarter of 2016.  The discussion gives consideration to each of the four factors the Staff raises in its comment above.

Negative evidence:
•	As of June 30, 2016, the Company remained in a three-year cumulative pretax loss position;

•
The sale of the TPHS business was a significant, highly complex transaction for the Company, representing the disposition of over 40% of our revenues and the majority of our assets.  The transaction closed effective as of July 31, 2016.  We filed the initial Form 8-K that included pro forma results for the sale of TPHS on August 4, 2016, and we filed our June 30, 2016 10-Q on August 9, 2016. There were significant uncertainties related to the impact that the sale would have on the business that remained following the sale of the TPHS business (the "retained business") and the size and nature of the loss that would be generated from the transaction (ordinary versus capital).  These uncertainties created risks relative to our ability to achieve future forecasts of the retained business, including:

•	At the time of filing the June 30, 2016 10-Q, there were ongoing questions about the internal organizational structure of the retained business;

•	We were unable to evaluate the extent of required infrastructure costs going forward;

•
We had not yet completed our analysis of a transition support agreement with the buyer of TPHS, Sharecare, Inc. ("Sharecare"), and therefore did not have clarity regarding our forecasted technology costs;

•
We had not yet finalized our capital structure, thus causing risk relative to our forecasting of debt refinancing and interest costs.  As disclosed in our June 30, 2016 10-Q, while we entered into a one-year extension agreement on our revolving and term loan facilities in August 2016, lenders holding approximately one-third of the revolving commitments did not participate in the extension;

•
While we were optimistic that we would not lose significant customers following the sale of the TPHS business, we believed it was important to operate the retained business for a period of time following the sale to affirm such belief, including demonstrating that we would be able to continue to serve our customers at the level expected.  Given the risks that a transaction of this size and complexity created for our business, including the fact that we had certain significant customers that utilized both our Network Solutions and TPHS services (thus creating a risk that these customers may terminate certain services provided by the retained business following the sale transaction), we wanted to reduce the risk to our forecasts relative to customers.

•
There was uncertainty about the amount and character of the loss on the sale of the TPHS business, the calculation of which in large part depended on our July 31, 2016 financial close process that had not yet been completed at the time of filing the June 30, 2016 10-Q.   This uncertainty is consistent with the following disclosure on page 9 of the June 30, 2016 10-Q: "We plan to complete our estimate of the purchase price of TPHS in the third quarter at which time we expect to record a loss on the sale of TPHS".

•
With respect to the immediate preceding point, the tax basis of assets and liabilities divested to Sharecare, including characterization of the related loss for certain of the assets, had not yet been determined as of the time of the filing the June 30, 2016 10-Q.  It was determined in the third quarter of 2016 that a portion of the loss on sale was a capital loss and required a valuation allowance of approximately $10 million to be established, given no forecasted capital income.  In addition, we sold equity interests in certain of our foreign subsidiaries to a domestic subsidiary before selling it to Sharecare, which added complexity to determining the amount and character of the loss on the sale of the TPHS business; and

•	Absence of prudent and feasible tax-planning strategies that would affect our conclusions regarding the realizability of our deferred tax assets.

Positive Evidence:
•	Three-year cumulative income from continuing operations;

•	Forecasted future income from continuing operations for book and tax purposes; and

•	Ability to utilize deferred tax assets within the carryforward period as the majority of the NOLs do not expire until 2035.

September 30, 2016 Valuation Allowance Assessment

In the third quarter of 2016, subsequent to the sale of the TPHS business, we satisfactorily resolved the uncertainties discussed above as part of the negative evidence as of June 30, 2016 as follows:

•	Operated the retained business for a period of time following the sale of the TPHS business, noting no significant loss of customers and recognizing a profit from the retained business;
•
Resolved infrastructure and technology uncertainties by completing our analysis of a sublease with Sharecare related to our corporate headquarters building, and by reconciling certain provisions of a transition services agreement with Sharecare to our July 31, 2016 balance sheet, a process that provided more visibility into our forecasted technology costs;

•	Developed restructuring plans in the third quarter of 2016 to address our future internal organizational structure;
•	Clarified our future financing options with our existing lenders and investment bankers; and
•
Substantially completed our determination of the impact of the sale of the TPHS business and related events on the amount and character of the loss, recorded the loss on sale of TPHS in the third quarter of 2016, and retained a valuation allowance on the portion expected to be capital losses.

Summary
In summary, as of the filing of our June 30, 2016 10-Q, while we were optimistic about the ability to realize the deferred tax assets based on the pro forma results reflected in our Form 8-K, when considering the negative factors described above, including the significance and complexity of the TPHS sale transaction and the uncertainties it created, we did not believe our forecasts for the retained business met the necessary threshold for objective and verifiable evidence at that time.  With the subsequent resolution of these uncertainties in the third quarter of 2016, we considered the risk of not achieving our forecasts for the retained business to be much lower and were therefore able to support our expectations of sufficient future profits to realize the deferred tax assets generated from NOLs within the loss carryforward periods.  Accordingly, as of September 30, 2016, we considered the positive evidence to outweigh the negative evidence and released $78.2 million of the valuation allowance that existed at June 30, 2016, $68.6 million of which related to discontinued operations (please refer to our response to the Staff's comment 5 below).

Form 10-Q for the Quarter ended September 30, 2016

Notes to Consolidated Financial Statements
(3) Discontinued Operations, page 9

5.
In the table included on page 11 of your Form 10-Q, you reflect an income tax benefit of $106,751 related to a pretax loss on discontinued operations of $57,676 for the three month period ended September 30, 2016. Please explain the facts or circumstances responsible for the recognition of this significant tax benefit related to your discontinued operations during this period. Also, if a material portion of the tax benefit that was recognized during this period relates to the release of substantially all of the valuation allowance on deferred tax assets generated from net operating losses incurred by the TPHS business for the period from January 1, 2016 through the closing date as discussed on page 14 of the 10-Q, revise to quantify the impact that the release of the valuation allowance had on the tax benefit recognized related to discontinued operations during the period. Please provide your proposed disclosure as part of your response.

Response to Comment 5:
Please refer to our response to the Staff's comment 4, in which we include a discussion of the basis for the recognition of the "significant tax benefit" to discontinued operations during the quarter ended September 30, 2016.
We confirm that a material portion ($68.6 million) of the $106.8 million tax benefit recognized in the third quarter of 2016 relates to the release of substantially all of the valuation allowance on deferred tax assets generated from net operating losses incurred by the TPHS business for the period January 1, 2016 through July 31, 2016 (the closing date of the sale).  We respectfully propose including disclosure prospectively for inclusion in our Form 10-Q for the quarter ending September 30, 2017 to clarify this item as follows:
$68.6 million of the income tax benefit from discontinued operations of $106.8 million recognized in the three months ended September 30, 2016 relates to the release of the valuation allowance on deferred tax assets generated from the net operating losses incurred by the TPHS business for the period January 1, 2016 through the July 31, 2016 closing date.

(6) Income Taxes, page 14

6.
You disclose in footnote (6) that you recorded $15.6 million of incremental tax expense during the three months ended September 30, 2016 related to the first half of 2016, a period in which no tax provision was recorded due to tax benefits on losses generated by discontinued operations. Given your disclosure that these taxes relate to the first half of 2016, please explain why they were not recorded until the third quarter of 2016. If you believe the recognition of these additional taxes represents a change in estimate, please explain your basis for this conclusion.

Response to Comment 6:
We determined the tax provision of $13.1 million for the nine months ended September 30, 2016 in accordance with the relevant intra-period tax allocation guidance in Accounting Standards Codification ("ASC") 740-20 and the example in ASC 740-20-55-14, which requires that the amount of tax attributable to the current year income from continuing operations be determined by a computation that does not consider the tax effects of items that are excluded from income from continuing operations.  Our reference in footnote 6 of the consolidated financial statements to the $15.6 million of income tax expense was not a disclosure of an error or change in estimate, but intended to disclose the portion of the income tax expense for the nine months ended September 30, 2016 that related to income from continuing operations generated in the first six months of 2016 of $39.2 million.

The income tax provision from continuing operations for the six months ended June 30, 2016 of zero was also determined using the intra-period tax allocation rules.  As discussed in our response to the Staff's comment 4 above, we note the Company had a "full" valuation allowance established at June 30, 2016.  In addition, we had NOL carryforwards from 2015, which we utilized to offset income from continuing operations for the six months ended June 30, 2016 rather than using the loss from discontinued operations to offset such amount.  As a result, the loss from discontinued operations for the six months ended June 30, 2016 was treated as restoring the NOL carryforward that was utilized.

If you have any questions concerning the Company's responses to the Comment Letter, please do not hesitate to contact me at (615) 614-4388.

Sincerely yours,

/s/ Glenn Hargreaves

Glenn Hargreaves
Interim Chief Financial Officer

cc: Mary S. Flipse, Healthways, Inc.